Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

July 1, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  Joint Fidelity Bond Concerning Aberdeen Latin America Equity Fund, Inc.

1940 Act Registration No. 811-06094

Dear Sir/Madam:

Enclosed please find a copy of the joint fidelity bond concerning Aberdeen Latin America Equity Fund, Inc. (the “Fund”), submitted pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), which covers the period from July 1, 2015 to June 30, 2016, as well as a copy of the resolutions adopted by the Board of Directors of the Fund (the “Board”), including a majority of the members of the Board who are not “interested persons” as defined in the 1940 Act, approving such fidelity bond. Also enclosed is a copy of the agreement required under Rule 17g-1(f) between the Fund and the other named insured parties under the fidelity bond. Had the Fund been the only named insured party under the fidelity bond, the Fund would have maintained a bond in the amount of $600,000, the minimum amount required under Rule 17g-1(d)(1) based on the Fund’s net assets as of June 23, 2015 of $175,251,941. The premium has been paid for the period from July 1, 2015 to June 30, 2016.

Feel free to contact me should you have any questions at (215) 405-2438.

Best regards,

/s/ Megan Kennedy
Megan Kennedy
Secretary and Vice President of the Fund

Investment Company Blanket Bond

In the name of Aberdeen Chile Fund Inc. and others

2015-2016 wording

Willis Limited,

The Willis Building,

51 Lime Street,

London, EC3M 7DQ.

DECLARATIONS

INSURER	CORRESPONDENT OFFICE	BROKER

AXIS Specialty Europe SE	AXIS Specialty London	Willis Limited
	Plantation Place South,	The Willis Building,
	60 Great Tower Street,	51 Lime Street,
	London EC3R 5AZ.	London, EC3M 7DQ.

Item 1.	Insured		Bond Number
	Aberdeen Chile Fund, Inc		B080120870P15

	Principal Address:	1735 Market Street, 32nd Floor
Philadelphia, PA 19103

Item 2.	Bond Period:	From	12.01 a.m. on 1st July, 2015
		To	12.01 a.m. on 1st July, 2016

or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates (hereinafter “Bond Period”).

Item 3.         Limit of Liability:

Subject to Sections 9, 10 and 12 hereof:

		LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
Insuring Agreement A	FIDELITY	USD	2,550,000		N/A
Insuring Agreement B	AUDIT EXPENSE	USD	50,000	USD	10,000
Insuring Agreement C	ON PREMISES	USD	2,550,000	USD	50,000
Insuring Agreement D	IN TRANSIT	USD	2,550,000	USD	50,000
Insuring Agreement E	FORGERY OR ALTERATION	USD	2,550,000	USD	50,000
Insuring Agreement F	SECURITIES	USD	2,550,000	USD	50,000
Insuring Agreement G	COUNTERFEIT CURRENCY	USD	2,550,000	USD	50,000
Insuring Agreement H	UNCOLLECTIBLE ITEMS OF DEPOSIT	USD	25,000	USD	5,000
Insuring Agreement I	PHONE/ELECTRONIC TRANSACTIONS	USD	2,550,000	USD	50,000
Insuring Agreement J	COMPUTER SECURITY	USD	2,550,000	USD	50,000
Insuring Agreement K	VERIFICATION AND RECONSTITUTION EXPENSES	USD	250,000	USD	10,000
Insuring Agreement L	FRAUDULENT RETENTION OF FUNDS OR PROPERTY	USD	1,000,000	USD	50,000
Insuring Agreement M	EXTORTION	USD	2,550,000	USD	50,000

Item 4.	Offices or Premises Covered:

All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider (if any).  Offices or other premises acquired or established by the Insured after the effective date of this Bond are covered subject to the terms of General Agreement A.

Aberdeen — The Funds (Bond) — 2015 (16 04 15)

Item 5.	Amount of Fund Assets:	USD 570,900,000

Item 6.	Riders attached hereto at inception:

Rider No. 1                                   Specifically Named Insured Rider

Rider No. 2                                   Deductible Waiver Rider

Rider No. 3                                   Third Party Check Rider

Rider No. 4                                   Deductible Waiver Rider

Rider No. 5                                   TRIA Rider

Authorised Representative of Axis Specialty Europe SE -

Date

INVESTMENT COMPANY BLANKET BOND

NOTICE

The insurer identified on the Declarations, herein called the “Insurer”, in consideration of the payment of or promise to pay the premium, and in reliance upon the material statements made in the Application and all other information furnished to the Insurer by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (hereinafter “Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.                                    FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.                                    AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such governmental regulatory authority or Self Regulatory Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.                                    ON PREMISES

Loss resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of Property within any premises wherever located, howsoever or by whomsoever caused (including but not limited to loss of such Property through Theft or any Dishonest or Fraudulent Act) but EXCLUDING loss covered under Insuring Agreement A.

D.                                    IN TRANSIT

Loss resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of Property, howsoever or by whomsoever caused (including but not limited to loss of such Property through Theft or any Dishonest or Fraudulent Act) while such Property is in transit anywhere in the custody of any person or persons authorized by an Insured to act as messenger(s) (or any other natural person acting as messenger during an emergency arising from the incapacity of the original messenger), except while in the mail or with a carrier for hire (other than a Security Company) but EXCLUDING loss covered under Insuring Agreement A.

Special Condition

Property is “in transit” beginning immediately upon receipt of such Property by the transporting person or persons and ending immediately upon delivery at the specified destination.

E.                                     FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written or printed instructions, advices, requests or applications to the Insured or any Financial Organisation acting on behalf of the Insured, which instructions, advices, requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any Financial Organisation; or (3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for funds or Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.  This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.                                      SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.                                    COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coins which prove to be Counterfeit.  This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.                                   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of:

(1)                                 uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account; or

(2)                                 any Items of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured,

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are Insured by the Insurer for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds).  Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.                                        PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)                                 is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)                                 is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)                                 is unauthorized or fraudulent,

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions.

This Insuring Agreement I does not cover loss resulting from:

(1)                                 the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(2)                                 a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(3)                                 the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

Furthermore, this Insuring Agreement I does not cover loss covered under Insuring Agreement A (Fidelity) or Insuring Agreement J (Computer Security).

J.                                        COMPUTER SECURITY

Loss (including loss of Property) resulting directly from:

(1)                                 Computer Fraud; or

(2)                                 the modification or deletion of any data or programs, due to the introduction or activation of any Malicious Code,

provided that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures.  The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions applying solely to this Insuring Agreement herein and in the Bond.

K.                                    VERIFICATION AND RECONSTITUTION EXPENSES

Expense incurred by the Insured with the prior written approval by the Insurer (such approval not to be unreasonably withheld or unduly delayed), for the verification or reconstitution or removal of data or programs or the removal of Malicious Code within a Covered Computer System following a paid loss under Insuring Agreement J of this Bond.

L.                                     FRAUDULENT RETENTION OF FUNDS OR PROPERTY

Loss resulting directly from the Fraudulent Retention by a third party recipient of any funds or Property, as a direct result of:

(1)                                  the misdirection or erroneous transfer of such funds or Property by the Insured or by a Financial Organisation acting upon instructions from the Insured, to a third party recipient account other than that actually intended; or

(2)                                  the transfer of such funds or Property by the Insured or by a Financial Organisation acting upon instructions from the Insured, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The Insured shall make reasonable efforts to secure the recovery of such funds or Property.

M.                                 EXTORTION

Loss resulting directly from the loss of Property surrendered away from an office of the Insured or the transfer of funds as a result of a threat communicated to the Insured:

(1)                                to do bodily harm to a director, officer, trustee or Employee of the Insured, or a relative or an invitee of such director, officer, trustee, Employee, who is, or allegedly is, being held captive or under threat;

(2)                                  to damage the premises, property (including Property) or other assets of the Insured or for which the Insured are legally liable;

(3)                                  to delete or modify the Insured’s data or the Insured’s programs;

(4)                                  to sell or disclose confidential information to another person or party by reason of having gained unauthorised access to the Insured’s Computer System;

(5)                                  to cause the Insured to transfer, pay or deliver any funds or property (including Property) by means of a Computer System used or operated by the Insured,

provided, however, that prior to the surrender of such Property or transfer of funds:

(i)                                      the person receiving the threat has made a reasonable effort to report the extortionist’s threat to a director of the Insured;

(ii)                                   a reasonable effort has been made to report the extortionist’s threat to local law enforcement authorities; and

(iii)                                in relation to sub-clause (3), (4) or (5) above, the aforementioned director is satisfied that the person making the threat is both capable of carrying it out and reasonably likely to do so and that the threatened action is technologically feasible.

GENERAL AGREEMENTS

A.                                    ADDITIONAL EXPOSURES

(1)                                 Additional offices

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Insurer for the Bond Period.

(2)                                 Merger or consolidation

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Insurer thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Insurer may make such coverage contingent upon the payment of an additional premium.

(3)                                 Acquisition or creation of funds

(i)                                     If during the Bond Period, an Insured Investment Company creates or acquires a Fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such Fund are less than or equal to the amount set forth in Item 5 of the Declarations then, subject to all the other provisions of this Bond, coverage shall automatically apply to any loss sustained by that Fund.

(ii)                                  If during the Bond Period, an Insured Investment Company creates or acquires a Fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such Fund are greater than the amount set forth in Item 5 of the Declarations, no coverage shall apply to any loss sustained by that Fund unless the Insured provides the Insurer with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this Bond the Insurer requires and pays any premium required.

(iii)                               There shall be no coverage for:

(a)                                 any loss sustained by any such Fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

(b)                                 any loss sustained by any such Fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a Single Loss.

In no event shall any transaction among Insureds constitute an acquisition or creation of Funds.

(4)                                 Fund name changes

If during the Policy Period, a Fund changes its legal name in accordance with the organizational documents of such Fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in (2) or (3) above, then such Fund shall automatically qualify as a Fund under its new name, in addition to its prior name.

B.                                    WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.                                    COURT COSTS AND ATTORNEYS’ FEES

The Insurer will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any Legal Proceeding

The Insureds, and not the Insurer, have the duty to defend any Legal Proceeding. The Insurer shall be entitled to effectively associate with the Insured in the defense and the negotiation of any settlement of such Legal Proceeding if it that appears reasonable likely that such Legal Proceeding will involve the Insurer making payment under this Bond. The Insured shall provide all reasonable information and assistance required by the Insurer.

If the amount of the Insured’s liability or alleged liability in any such Legal Proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Insurer under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Insurer that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover.  Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.                                    INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond (in bold type font) shall have the meanings stated in this Section:

A.                                    “Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.                                    “Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Insurer for this Bond.

C.                                    “Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

D.                                    “Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)                                 is committed by:

(a)                                 any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; or

(b)                                 any Authorised User anywhere, alone or in collusion with other Authorised Users or Unauthorized Third Parties but only where that Authorised User is acting beyond a level to which he or she is authorized to use a Covered Computer System, or any part thereof; and

(2)                                 causes (a) funds or Property to be transferred, paid or delivered; or (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (c) an unauthorized or fictitious account to be debited or credited.

E.                                     “Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

F.                                      “Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use.

G.                                    “Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

H.                                   “Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

I.                                        “Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

J.                                        “Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

K.                                    “Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person or organisation. As used in this definition, financial benefit does not include salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits. Where an Employee has obtained financial remuneration directly from the consequences of a dishonest or fraudulent act covered under Insuring Agreement A, the Insured may include such amount within the calculation of direct financial loss.

A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

L.                                     “Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

M.                                 “Employee” means:

(1)                                 each officer, director, trustee, partner or employee of the Insured; and

(2)                                 each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or capital stock of, such predecessor; and

(3)                                 each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured; and

(4)                                 each student who is an authorized intern of the Insured, while in any of the Insured’s offices; and

(5)                                 each officer, director, trustee, partner or employee of:

(a)                                 an investment adviser;

(b)                                 an underwriter (distributor);

(c)                                  a transfer agent or shareholder accounting record-keeper; or

(d)                                 an administrator authorized by written or electronic agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting record-keeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940); and

(6)                                 each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured; and

(7)                                 each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written or electronic agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)                                 each officer, partner or employee of:

(a)                                 any Depository or Exchange;

(b)                                 any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository; and

(c)                                  any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities; and

(9)                                 each individual consultant whilst performing services or duties on behalf of the Insured; and

(10)                          in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

N.                                    “Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

O.                                    “Financial Organisation” means any:

(1)                                 bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, stockbroker, asset management company, or similar organisation; or

(2)                                 regulated investment exchange or automated clearing house.

P.                                      “Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive.  A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures.  Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

Q.                                    “Fraudulent Retention” means:

(1)                                 the wrongful retention of funds or Property by a third party recipient without contractual or other legal right to such retention;

(2)                                 the inability to recover any funds or Property erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(a)                                 the third party recipient is unknown; or

(b)                                 such funds or Property have been misappropriated.

R.                                    “Insured” means the entity shown in Item 1 of the Declarations.

S.                                      “Items of Deposit” means one or more checks or drafts.

T.                                     “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940 listed by endorsement to this Bond or subject to General Agreement A, created or acquired during the Bond Period.

U.                                    “Legal Proceeding” means any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond.

V.                                    “Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Insurer for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

W.                                 “Malicious Code” means any unauthorised, corrupting or harmful software code, including without limitation, computer viruses, Trojan horses, keystroke loggers, spyware, adware, worms and logic bombs.

X.                                    “Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

Y.                                    “Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Z.                                     “Phone/Electronic Transaction Security Procedures” means security procedures for Phone/Electronic Transactions as provided in writing to the Insurer.

AA.                           “Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

BB.                           “Property” means the following tangible items:  money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

“Property” shall include the physical components or materials on which data or programs can be recorded.

CC.                           “Responsible Officer” means the first named Insured’s Chief Compliance Officer (or designated alternate).

DD.                           “Restricted Notification” means when the Insured is prevented from disclosing the existence of any loss to the Insurer after it has been discovered due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any regulatory, police or prosecuting authority anywhere in the world.

EE.                             “Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment.  “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

FF.                               “Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

GG.                           “Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

HH.                         “Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

II.                                   “Single Loss” means:

(1)                                 all loss resulting from any one actual or attempted Theft committed by one person; or

(2)                                 all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person; or

(3)                                 all loss caused by Dishonest or Fraudulent Acts committed by one person; or

(4)                                 all expenses incurred with respect to any one audit or examination; or

(5)                                 all expenses incurred for the verification or reconstitution or removal of data or programs or the removal of Malicious Code; or

(6)                                 all loss caused by any one occurrence or event other than those specified in subsections (1) through (5) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

“Single Loss” shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified.  A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Insurer to involve the same individual and in that event shall be treated as a Single Loss.

JJ.                                   “Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

KK.                           “Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

LL.                             “Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

MM.                     “User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

A.                                    Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.                                    Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.                                    Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.                                    Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, F or J.

E.                                     Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.                                      Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.                                    Loss of potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.                                   Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.                                        Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)                                 to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)                                 to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A or M.

J.                                        All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.                                    Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A or L.

L.                                     Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.                                 Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.                                    Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.                                    Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.                                      Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.                                    Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A, J or M.

IN ADDITTION TO THE FOREGOING EXCLUSIONS, INSURING AGREEMENT J OF THIS BOND DOES NOT COVER:

R.                                   Loss covered under Insuring Agreement A, “Fidelity,” of this Bond.

S.                                      Loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information).

This exclusion shall not apply to the extent that the Theft or misappropriation of such confidential or proprietary information, material or data is used to support or facilitate the commission of an act covered under this Bond.

T.                                     Loss resulting from the intentional failure to adhere to one or more Computer Security Procedures.

U.                                    Loss resulting from a Computer Fraud committed by or in collusion with:

(1)                                 any Authorized User (whether a natural person or an entity); or

(2)                                 in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)                                 in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity.

This exclusion shall not apply to any loss resulting from unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System by an Authorized User or by any other person or entity listed in (2) or (3) above.

V.                                    Loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith.

W.                                 Loss not directly and proximately caused by Computer Fraud or the modification or deletion of any data or programs, due to the introduction or activation of any Malicious Code (including, without limitation, disruption of business and extra expense).

X.                                    Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

SECTION 3.  ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Insurer shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Insurer shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond.  At the request of the Insurer, the Insured shall execute all assignments or other documents and take such action as the Insurer may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Insurer to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Insurer without the Insurer’s written consent (such consent not to be unreasonably withheld).

SECTION 4.  LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

(1)                                 This Bond is for the use and benefit only of the Insured and the Insurer shall not be liable hereunder to anyone other than the Insured.  As soon as reasonably practicable and not more than sixty (60) days after discovery of a loss, the Insured shall give the Insurer written notice thereof and, as soon as reasonably practicable and within one (1) year after such discovery (or, where a Restricted Notification applies, within one (1) year of the relevant legal or regulatory prohibition being lifted), shall also furnish to the Insurer affirmative proof of loss with full known particulars.  The Insurer may extend the sixty (60) day notice period or the one (1) year proof of loss period if the Insured requests an extension and shows good cause therefor.

(2)                                 The requirement contained in sub-clause (1) above to give notice of a loss shall be suspended and of no effect if such notice is in respect of a Restricted Notification. The suspension of the requirement to notify the Insurer of any loss under sub-clause (1) above in respect of a Restricted Notification shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory, police or prosecuting authority, shall be accompanied by evidence as to why the Insured was initially prevented from disclosing the existence of any loss to the Insurer. On such notification, the loss shall be deemed to have been discovered and the Insurer notified at the time the Responsible Officer first became aware of the loss.

(3)                                The Insurer shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Insurer may require.  The Insurer shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

(4)                                The Insured shall not bring legal proceedings against the Insurer to recover any loss hereunder prior to sixty (60) days after filing such proof of loss.

(5)                                Notice hereunder shall be given to the Insurer via the broker through either of the following methods:

By post:                                                   FINEX Claims,

Willis Limited,

The Willis Building,

FINEX Claims Department,

51 Lime Street,

London, EC3A 7LA

United Kingdom.

By e-mail:                                       ficlaims@willis.com

SECTION 5.  DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Responsible Officer first:

(1)                                 becomes aware of facts; or

(2)                                 receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a person to assume that loss covered by this Bond has been or is reasonably likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that:

(1)                                 the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)                                 the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)                                 the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

The maximum liability of the Insurer hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability.  If the Insurer shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Insurer all of the Insured’s right, title and interest in and to such Securities.  In lieu of such payment, the Insurer may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement.  To effect the replacement of lost Securities, the Insurer may issue or arrange for the issuance of a lost instrument bond.  If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Insurer under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

If any recovery is made, whether by the Insured or the Insurer, on account of any loss within the applicable Limit of Liability hereunder, the Insurer shall be entitled to the full amount of such recovery to reimburse the Insurer for all amounts paid hereunder with respect to such loss.  If any recovery is made, whether by the Insured or the Insurer, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Insurer, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Insurer for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount.  The Insured shall execute all documents which the Insurer deems necessary or desirable to secure to the Insurer the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Insurer may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Insurer under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.                  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Insurer for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond.  Recovery for any Single Loss may not be made under more than one Insuring Agreement.  If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Insurer to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Insurer shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Insurer under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Insurer shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

The Insurer shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Insurer hereunder) shall exceed the applicable Deductible Amount; in such case the Insurer shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

The Insurer may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Insurer not less than sixty (60) days prior to the effective date of the termination specified in such notice.  Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Insurer provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination.  The Insurer shall refund the unearned premium computed at short rates in accordance with the Insurer’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Insurer.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Insurer to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Insurer, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Insurer may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator.  Promptly after such termination the Insurer shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Insurer shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Insurer shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.                                    the total liability of the Insurer hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.                                    the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Insurer shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.                                    the Insurer shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.                                    for the purposes of Section 4, knowledge possessed or discovery made by the Responsible Officer shall constitute knowledge or discovery by every named Insured,

E.                                     if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.                                      each named Insured shall constitute the “Insured” for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in Control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Insurer of:

A.                                    the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.                                    the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.                                    the total number of outstanding voting securities.

As used in this Section, “Control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Insurer’s authorized representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Insurer has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. DISPUTES

Any disputes in connection with the coverage afforded by this policy that cannot be resolved between the Insured and Insurer within fourteen (14) days of that dispute first arising shall be submitted to the American Arbitration Association under and in accordance with its then prevailing commercial arbitration rules. It is further understood and agreed that the arbitration will be held in New York, U.S.A. and that the awards rendered by the arbitrator(s) shall be final and binding upon the parties and judgement thereon may be entered in any court having jurisdiction thereof.

SECTION 20.  HEADINGS

The descriptions in the headings and any subheading of this Bond (including any titles given to any riders attached hereto) are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

RIDER NO.1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

SPECIFICALLY NAMED INSURED RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Insured, shall include the following:

Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (formerly known as Aberdeen Emerging Markets Telecommunications and Infrastructure Fund, Inc.)

Aberdeen Israel Fund, Inc.

Aberdeen Indonesia Fund, Inc.

Aberdeen Latin America Equity Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RIDER NO. 2

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DEDUCTIBLE WAIVER RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E (Forgery or Alteration) and Insuring Agreement F (Securities), shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)                                 letter requesting redemption of USD50,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)                                 letter requesting redemption of USD50,000 or less by wire transfer to the record shareholder’s bank account of record; or

(3)                                 written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer USD50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner, provided, that the Limit of Liability for a Single Loss as described above shall be USD50,000 and that the Insured shall bear twenty per cent (20%) of each such loss.  This Rider shall not apply in the case of any such Single Loss which exceeds USD50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)                               “Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)                               “Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RIDER NO. 3

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

THIRD PARTY CHECK RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)                                 such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)                                 reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than USD100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)                                 any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)                                 such Third Party Check is made payable in an amount greater than USD100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A (Fidelity).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RIDER NO. 4

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DEDUCTIBLE WAIVER RIDER

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I (Phone/Electronic Transactions), caused by:

(1)                                 a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder or Record at the address of record; or

(2)                                 a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder or Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of eighty per cent (80%) of such loss or USD40,000 and that the Insured shall bear the remainder of each such Loss.  This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than USD40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system or (c) by Telefacsimile.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RIDER NO. 5

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

TRIA RIDER

Most property and casualty insurers, including the Insurer, are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”).  The Act establishes a Federal insurance backstop under which the Insurer and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism”.  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on the Insurer and these other insurers.

Pursuant to the Act, any future losses to the Insurer caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act.  Under this formula, the United States government will reimburse the Insurer for ninety per cent (90%) of the Insurer’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach USD100 billion.  If total “insured losses” of all property and casualty insurers reach USD100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount.  Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism”   However, coverage under this Bond remains subject to all applicable terms, conditions and limitations of the Bond (including exclusions) that are permissible under the Act.  The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%).

ABERDEEN LATIN AMERICA EQUITY FUND, INC.

SECRETARY’S CERTIFICATE

The undersigned, Megan Kennedy, Secretary of Aberdeen Latin America Equity Fund, Inc. (the “Fund”), hereby certifies that set forth below is a copy of the resolutions duly adopted by the Board of Directors of the Fund on June 16, 2015, and that said resolutions continue in full force and effect:

WHEREAS, the Boards of Directors, including all of the Directors of each Fund who are not “interested persons” of the Fund (as that term is defined by Rule 2(a)(19) under the 1940 Act) (“Independent Directors”), has determined that the Fund should obtain fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Fund as required by the 1940 Act; and

WHEREAS, the Boards of Directors of the Funds have authorized the officers of the Funds to procure a joint fidelity bond with other Aberdeen-advised funds on substantially the same terms as the existing joint fidelity bond with the Funds;

NOW, THEREFORE, BE IT RESOLVED, that the Boards of Directors of the Funds, including the Independent Directors, determined that the Joint Fidelity Bond written by Axis Specialty Europe SE covering, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 17(g) of the 1940 Act, in the amount of $2.55 million, plus such additional amounts as required for any new investment companies (or portfolios thereof) added to the Joint Fidelity Bond or as otherwise required by the 1940 Act, is reasonable in form and amount after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Joint Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, the nature of the securities in the Fund’s portfolios, the number of other parties named as insured parties under the Joint Fidelity Bond, the nature of the business activities of the other parties; and it is further

RESOLVED, that the estimated premium to be paid by each Fund under the Joint Fidelity Bond be, and hereby is, ratified and approved by vote of a majority of the Board of Directors of the Fund (all Directors voting) and separately by a majority of the Independent Directors of each Fund, after having given due consideration to, among other things, the number of other parties insured under the Joint Fidelity Bond, the nature of business activities of those other parties, the amount of the Joint Fidelity Bond, the amount of the premium for the Joint Fidelity Bond, the ratable allocation of the premium among all parties names as insured, and the extent to which the share of the premium allocated to a Fund under the Joint Fidelity Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; and it is further

RESOLVED, that the Joint Fidelity Bond be, and hereby is, ratified and approved by vote of a majority of the Board of Directors of the Fund (all Directors voting) and separately by the Independent Directors; and it is further

RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 under the 1940 Act, with the other named insureds under the Joint Fidelity Bond providing that in the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount that they would have received had they provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1; and it is further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid Agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and it is further

RESOLVED, that the Secretary of the Fund shall file the Joint Fidelity Bond and any other information with the SEC, as required under paragraph (g) of Rule 17g-1.

IN WITNESS WHEREOF, I have hereunto signed my name this 1st day of July, 2015.

/s/ Megan Kennedy
Megan Kennedy
Secretary and Vice President

2

ABERDEEN CHILE FUND, INC.

ABERDEEN EMERGING MARKETS SMALLER COMPANY OPPORTUNITIES FUND, INC.

ABERDEEN ISRAEL FUND, INC.

ABERDEEN INDONESIA FUND, INC.

ABERDEEN LATIN AMERCIA EQUITY FUND, INC.

AGREEMENT BY AND AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of June 16, 2015, by and among Aberdeen Chile Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc. and Aberdeen Latin America Equity Fund, Inc. (each, a “Fund”) as authorized by each Fund’s Board of Directors.

WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the “Act”);

WHEREAS, each Fund is named as an insured party under a joint fidelity bond (the “Joint Fidelity Bond”);

WHEREAS, each Fund desires to establish criteria by which recoveries under the Joint Fidelity Bond shall be allocated among the Funds and in compliance with Rule l 7g-l under the Investment Company Act of 1940, as amended (the “Act”);

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1. In the event that recovery is received under the Joint Fidelity Bond as a result of a loss sustained by one or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17 g-1 under the Act.

2. The obligations of each Fund under this Agreement are not binding upon any of the Directors or Fund shareholders individually, but bind only the respective assets of each Fund.

3. This Agreement is intended to cover all parties insured under the Joint Fidelity Bond. Any fund insured under the Joint Fidelity Bond that is not currently a party to this Agreement may be added to this Agreement by a written amendment.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their officers thereunto duly authorized.

ABERDEEN CHILE FUND, INC., ABERDEEN EMERGING MARKETS SMALLER COMPANY OPPORTUNITIES FUND, INC., ABERDEEN ISRAEL FUND, INC., ABERDEEN INDONESIA FUND, INC., AND ABERDEEN LATIN AMERICA EQUITY FUND, INC.

By:	/s/ Megan Kennedy
Name: Megan Kennedy
Title: Vice President and Secretary